Exhibit 99.(d)(vii)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 3rd day of February, 2021 between Lord, Abbett & Co. LLC (“Lord Abbett”), Lord Abbett Distributor LLC (“Lord Abbett Distributor”), and Lord Abbett Global Fund, Inc. (the “Company”) with respect to Lord Abbett Emerging Markets Bond Fund (“Emerging Markets Bond Fund”), Lord Abbett Emerging Markets Corporate Debt Fund (“Emerging Markets Corporate Debt Fund”), and Lord Abbett Global Bond Fund (“Global Bond Fund”) (each, a “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Emerging Markets Bond Fund, Lord Abbett Distributor agrees for the time period set forth in paragraph 5 below to waive the Fund’s 0.10% Rule 12b-1 fee for Class F.

2.	With respect to Emerging Markets Corporate Debt Fund, Lord Abbett agrees for the time period set forth in paragraph 5 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees, acquired fund fees and expenses, interest-related expenses, taxes, expenses related to litigation and potential litigation, and extraordinary expenses, to an annual rate of 0.85% for each class other than Class F3 and R6. For the same period, Lord Abbett agrees to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding acquired fund fees and expenses, interest-related expenses, taxes, expenses related to litigation and potential litigation, and extraordinary expenses, to an annual rate of 0.68% for Class F3 and R6.

3.	With respect to Global Bond Fund, Lord Abbett agrees for the time period set forth in paragraph 5 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees and acquired fund fees and expenses, to an annual rate of 0.58% for each class other than Class F3 and R6. For the same period, Lord Abbett agrees to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding acquired fund fees and expenses, to an annual rate of 0.57% for Class F3 and R6. For the same time period, Lord Abbett Distributor agrees to waive the Fund’s 0.10% Rule 12b-1 fee for Class F.

4.	To limit each Fund’s total net annual operating expenses as specified above, Lord Abbett will waive the same amount of management and administrative services fees for each share class, but may reimburse different amounts of shareholder servicing expenses for each share class in its sole discretion.

5.	This Agreement will be effective from May 1, 2021 through April 30, 2022. This Agreement may be terminated only by the Board of Directors of the Company upon written notice to Lord Abbett.

[Signatures follow on next page]

IN WITNESS WHEREOF, Lord Abbett, Lord Abbett Distributor, and the Company have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord, Abbett & Co. llc

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Member and General Counsel

Lord Abbett Distributor llc
BY: LORD, ABBETT & CO. LLC

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Member and General Counsel

Lord Abbett Global Fund, Inc.

By:	/s/ John T. Fitzgerald
John T. Fitzgerald
Vice President and Assistant Secretary
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